SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                  AIRGAS, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    009363102
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                       Eton Park Capital Management, L.P.
                            399 Park Ave, 10th Floor
                               New York, NY 10022
                          Attention: Marcy Engel, Esq.

                                 (212) 756-5300
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  MAY 21, 2010
             ------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 14 Pages)

-------------------------------------------------------------------------------


     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009363102               13D                    Page 2 of 14 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Eton Park Fund, L.P.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions) WC (see item 3)
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,104,970 shares of common stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,104,970 shares of common stock

-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,104,970 shares of common stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.54%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             PN
-------------------------------------------------------------------------------

CUSIP No. 009363102               13D                    Page 3 of 14 Pages
-------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS

            Eton Park Master Fund, Ltd.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions) WC (see item 3)
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    3,909,230 shares of common stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    3,909,230 shares of common stock
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             3,909,230 shares of common stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.73%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
 CO
-------------------------------------------------------------------------------

CUSIP No. 009363102                 13D                  Page 4 of 14 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Eton Park Associates, L.P.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a) [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions) AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,104,970 shares of common stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,104,970 shares of common stock

-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,104,970 shares of common stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.54%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             PN
-------------------------------------------------------------------------------

CUSIP No. 009363102                 13D                  Page 5 of 14 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Eton Park Capital Management, L.P.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions) AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    6,014,200 shares of common stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    6,014,200 shares of common stock
-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,014,200 shares of common stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.27%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             IA
-------------------------------------------------------------------------------

CUSIP No. 009363102                 13D                  Page 6 of 14 Pages
-------------------------------------------------------------------------------

     (1)    NAME OF REPORTING PERSONS

            Eric M. Mindich
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3) SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions) AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    6,014,200 shares of common stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    6,014,200 shares of common stock
-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,014,200 shares of common stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.27%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions) IN
-------------------------------------------------------------------------------

CUSIP No. 009363102                 13D                  Page 7 of 14 Pages



Item 1.     Security and Issuer.

          This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.01 per share (the "Shares"), of Airgas, Inc, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 259 North Radnor-Chester Road, Suite 100, Radnor, PA 19087-5283.

Item 2.     Identity and Background.

     (a) This Schedule 13D is filed by:

          (i) Eton Park Fund, L.P., a Delaware limited partnership ("EP Fund"), with respect to the Shares directly held by it;
         (ii) Eton Park Master Fund, Ltd., a Cayman Islands exempted company ("EP Master Fund"), with respect to the Shares directly held by it;
        (iii) Eton Park Associates, L.P., a Delaware limited partnership ("EP Associates"), which serves as the general partner of EP Fund, with respect to the Shares directly held by EP Fund;
         (iv) Eton Park Capital Management, L.P., a Delaware limited partnership ("EP Management"), which serves as investment manager to each of EP Fund and EP Master Fund, with respect to the Shares directly held by each of EP Fund and EP Master Fund; and
          (v) Eric M. Mindich ("Mr. Mindich"), with respect to the Shares directly held by each of EP Fund and EP Master Fund. Mr. Mindich disclaims beneficial ownership of the Shares reported herein, other than the portion of such Shares which relates to his individual economic interest in each of EP Fund and EP Master Fund.

          The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

     (b) The address of the business office of each of the Reporting Persons is 399 Park Ave, 10th Floor, NY, NY 10022.

     (c) The principal business of: (i) EP Fund is to serve as a private investment limited partnership, (ii) EP Master Fund is to serve as a private investment exempted company, (iii) EP Associates is to serve as the general partner of EP Fund, (iv) EP Management is to serve as investment manager to a variety of private investment funds, including EP Fund and EP Master Fund, and to make investment decisions on behalf of these private investment funds, and
(v) Mr. Mindich, an individual, is to serve as Chief Executive Officer of EP Management.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting

CUSIP No. 009363102                 13D                  Page 8 of 14 Pages



or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) EP Fund is a limited partnership organized under the laws of the State of Delaware. EP Master Fund is a company organized under the laws of the Cayman Islands. EP Associates and EP Management are limited partnerships organized under the laws of the State of Delaware. Mr. Mindich is a United States citizen.

The Reporting Persons have executed a Joint Acquisition Statement, dated May 28, 2010, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.


Item 3.     Source and Amount of Funds and Other Consideration.

          Funds for the purchase of the Shares by EP Fund and EP Master Fund reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $370 million was paid to acquire the Shares reported herein.

Item 4.     Purpose of the Transaction.

          The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Company. The Reporting Persons acquired the Shares pursuant to investment strategies, including merger arbitrage and event driven strategies, because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity. On February 5, 2010, Air Products and Chemicals, Inc. issued a press release announcing its offer to acquire the Company (the "Proposed Acquisition") by way of a tender offer. As a result, under the interpretations of the Securities and Exchange Commission, the acquisition of the Shares reported herein is being reported on Schedule 13D.

          Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein. The Reporting Persons intend to review their investment in the Company on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Company and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person's investment in the Shares, including, without

CUSIP No. 009363102                 13D                  Page 9 of 14 Pages


limitation, the business, operations, governance, management, strategy and future plans of the Company. Depending on various factors, including, without limitation, the terms of the Proposed Acquisition and any other offers or developments related thereto, the outcome of any discussions referenced above, the Company's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


 Item 5.     Interest in Securities of the Issuer.

      A. Eton Park Fund, L.P.

               (a) As of the date hereof, EP Fund may be deemed the beneficial owner of 2,104,970 Shares.

                    Percentage: Approximately 2.54% as of the date hereof. The percentages used herein and in the rest of the Schedule 13D are calculated based upon 82,729,623 Shares outstanding, which reflects the number of Shares outstanding, as of February 3, 2010, as reported in the Company's Quarterly Report on Form 10-Q filed on February 8, 2010.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: 2,104,970 Shares
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition:
                      2,104,970 Shares

               (c) The transactions in the Shares within the last sixty days by EP Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

               (e)  Not applicable.

     B.  Eton Park Master Fund, Ltd.

               (a) As of the date hereof, EP Master Fund may be deemed the beneficial owner of 3,909,230 Shares.

                    Percentage: Approximately 4.73% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0

CUSIP No. 009363102                 13D                  Page 10 of 14 Pages


                   2. Shared power to vote or direct vote: 3,909,230 Shares
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition:
                      3,909,230 Shares

               (c) The transactions in the Shares within the last sixty days by EP Master Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

               (e)  Not applicable.

     C. Eton Park Associates, L.P.

               (a) As of the date hereof, EP Associates as the general partner of EP Fund may be deemed the beneficial owner of the 2,104,970 Shares held by EP Fund.

                    Percentage: Approximately 2.54% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: 2,104,970 Shares
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  2,104,970 Shares

               (c)  See Schedule B.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

               (e)  Not applicable.

     D. Eton Park Capital Management, L.P.

               (a) As of the date hereof, EP Management, (i) as the investment manager of EP Fund may be deemed the beneficial owner of the 2,104,970 Shares held by EP Fund and (ii) as the investment manager of EP Master Fund may be deemed the beneficial owner of the 3,909,230 Shares held by EP Master Fund for a total of 6,014,200 Shares.

                    Percentage: Approximately 7.27% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: 6,014,200 Shares
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition:
                      6,014,200 Shares

CUSIP No. 009363102                 13D                  Page 11 of 14 Pages


               (c)  See Schedule B.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

               (e)  Not applicable.

     E. Eric M. Mindich

               (a) As of the date hereof, Mr. Mindich, (i) as the managing member of Eton Park Associates, L.L.C., the general partner of EP Associates, may be deemed the beneficial owner of the 2,104,970 Shares held by EP Fund and (ii) as the managing member of Eton Park Capital Management, L.L.C., the general partner of EP Management, may be deemed the beneficial owner of the 2,104,970 shares held by EP Fund and the 3,909,230
                    Shares  held by EP  Master  Fund  for a total  of  6,014,200
                    Shares.

                    Percentage: Approximately 7.27% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: 6,014,200 Shares
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition:
                      6,014,200 Shares

               (c)  See Schedule B.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

               (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquistion Statement attached as Exhibit 1 hereto and the Power of Attorney attached as Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 1: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2: Power of Attorney

CUSIP No. 009363102                 13D                  Page 12 of 14 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13d is true, complete and correct.


DATED:  May 28, 2010

                              ERIC M. MINDICH, individually, and as managing member of: (i) Eton Park Associates, L.L.C., as general partner of Eton Park Associates, L.P., (a) for itself and (b) as general partner of Eton Park Fund, L.P.; and (ii) Eton Park Capital Management, L.L.C., as general partner of Eton Park Capital Management, L.P., (a) for itself and (b) as investment adviser of Eton Park Fund, L.P. and Eton Park Master Fund, Ltd.

                              By:  /s/ Marcy Engel
                                   --------------------------
                                   Name:  Marcy Engel*
                                   Title:  Attorney-in-Fact



* Pursuant to a Power of Attorney dated August 17, 2007 attached hereto as
Exhibit 2.

CUSIP No. 009363102                 13D                 Page 13 of 14 Pages

                                   Schedule A

GENERAL PARTNERS,  CONTROL PERSONS,  DIRECTORS AND EXECUTIVE OFFICERS OF
                           CERTAIN REPORTING PERSONS

          The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON:  ETON PARK MASTER FUND, LTD.
Richard E. Douglas serves as director of EP Master Fund. His business address is Windward 1, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands. His principal occupation is serving as a Senior Partner of Rawlinson & Hunter. Richard E. Douglas is a citizen of the United Kingdom.

Marcy Engel serves as director of EP Master Fund. Her business address is 399 Park Avenue, 10th Floor, New York, New York 10022. Her principal occupation is serving as Chief Operating Officer and General Counsel of EP Management. Marcy Engel is a citizen of the United States of America.

William Keunen serves as director of EP Master Fund. His business address is 701 Brickell Ave, Suite 2600, Miami, Florida 33131. His principal occupation is serving as a director of Citco Fund Services. William Keunen is a citizen of the United Kingdom.


REPORTING PERSON:  ETON PARK CAPITAL MANAGEMENT, L.P.
Eton Park Capital Management, L.L.C. serves as the general partner of EP Management. The address of Eton Park Capital Management, L.L.C. is 399 Park Ave, 10th Floor, NY, NY 10022. The principal business of Eton Park Capital Management, L.L.C. is to serve as the general partner of EP Management. Eton Park Capital Management, L.L.C. is a limited liability company organized under the laws of the State of Delaware. Mr. Mindich is the managing member of Eton Park Capital Management, L.L.C.


REPORTING PERSON:  ETON PARK ASSOCIATES, L.P.
Eton Park Associates, L.L.C. serves as the general partner of EP Associates. The address of Eton Park Associates, L.L.C. is 399 Park Ave, 10th Floor, NY, NY 10022. The principal business of Eton Park Associates, L.L.C. is to serve as the general partner of EP Associates. Eton Park Associates, L.L.C. is a limited liability company organized under the laws of the State of Delaware. Mr. Mindich is the managing member of Eton Park Associates, L.L.C.

CUSIP No. 009363102                 13D                  Page 14 of 14 Pages

                                  Schedule B

     This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days. All transactions were effectuated in the open market through a broker. The amounts reported in the "Weighted Average Price" column in the table below reflect a weighted average price for the Shares purchased or sold. The Shares were purchased or sold, as applicable, in multiple transactions, each at a price within the range of prices set forth in the "Range of Prices" column in the table below. The Reporting Persons shall undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased or sold, as applicable, within the range of prices set forth in the table below.

ETON PARK FUND, L.P.

Trade Date     Shared Purchased          Weighted Average    Range of Prices
               (Sold)                    Price ($)*          ($)*
3/26/2010      3,500                     64.0006             63.88-64.08
3/29/2010      35,000                    63.9988             63.99-64.00
4/20/2010      35,000                    63.8709             63.83-63.90
4/22/2010      17,500                    63.5518             63.42-63.65
5/21/2010      78,120                    61.1067             60.65-61.30
5/21/2010      105,000                   61.2127             60.045-61.57
5/24/2010      197,750                   61.9678             61.58-62.1
5/25/2010      280,000                   61.2396             60.85-62.14
5/26/2010      23,100                    62.0047             61.97-62.54


ETON PARK MASTER FUND, LTD.

Trade Date     Shared Purchased       Weighted Average Price    Range of Prices
               (Sold)                 ($)*                      ($)*
3/26/2010      6,500                  64.0006                   63.88-64.08
3/29/2010      65,000                 63.9988                   63.99-64.00
4/20/2010      65,000                 63.8709                   63.83-63.90
4/22/2010      32,500                 63.5518                   63.42-63.65
5/21/2010      145,080                61.1067                   60.65-61.30
5/21/2010      195,000                61.2127                   60.045-61.57
5/24/2010      367,250                61.9678                   61.58-62.1
5/25/2010      520,000                61.2396                   60.85-62.14
5/26/2010      42,900                 62.0047                   61.97-62.54

*        Excluding commissions.

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  May 28, 2010

                              ERIC M. MINDICH, individually, and as managing member of: (i) Eton Park Associates, L.L.C., as general partner of Eton Park Associates, L.P., (a) for itself and (b) as general partner of Eton Park Fund, L.P.; and (ii) Eton Park Capital Management, L.L.C., as general partner of Eton Park Capital Management, L.P., (a) for itself and (b) as investment adviser of Eton Park Fund, L.P. and Eton Park Master Fund, Ltd.

                              By: /s/ Marcy Engel
                                  --------------------------
                                  Name:  Marcy Engel*
                                  Title:  Attorney-in-Fact








* Pursuant to a Power of Attorney dated as of August 17, 2007 attached hereto as
Exhibit 2.

                                    EXHIBIT 2

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, ERIC M. MINDICH, hereby make, constitute and appoint MARCY ENGEL, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Managing Member, member of or in other capacities with Eton Park Capital Management, L.L.C., Eton Park Associates, L.L.C. and each of their affiliates or entities under my control, all documents relating to the beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the "SEC") pursuant to Section 13(d),
Section  13(g) or  Section  16(a) of the  Securities  Exchange  Act of 1934 (the
"Act").

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 17th day of August, 2007.


/s/ Eric M. Mindich
--------------------------
Eric M. Mindich